[redacted]

09041167

KG 10/2/09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8- 36525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thrivent Investment Management Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

625 Fourth Avenue South
(No. and Street)

Minneapolis	MN	55415-1624
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kurt S. Tureson — 612-844-8233
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

220 South Sixth Street	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10/2/09

Ernst & Young

Ernst & Young LLP
220 South Sixth Street, Suite 1400
Minneapolis, Minnesota 55402-4509

Tel: +1 612 343 1000
Fax: +1 612 339 1726
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Thrivent Investment Management Inc.

We have audited the accompanying consolidated statement of financial condition of Thrivent Investment Management Inc. as of December 31, 2008, and the related consolidated statements of operations, changes in shareholder's equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of Thrivent Investment Management Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of Thrivent Investment Management Inc.'s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Thrivent Investment Management Inc.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thrivent Investment Management Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1, Thrivent Investment Management Inc. obtained a 60% interest in Thrivent Asset Management LLC on May 1, 2008, in a transaction accounted for similar to a pooling of interests. As a result, beginning equity balances were restated.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 24, 2009

0902-1030828

Thrivent Investment Management Inc.
Consolidated Statement of Financial Condition
December 31, 2008
(dollars in thousands, except per share information)

Assets		
Cash and cash equivalents	$	37,271
Segregated cash		689
Investments in Thrivent Mutual Funds		2,375
Receivable from affiliates		6,568
Receivable from other entities		1,206
Income tax recoverable		356
Deferred tax asset, net		5,996
Prepaid expenses		1,105
Other assets		65
Total assets	$	55,631
Liabilities and Shareholder's Equity		
Payable to affiliates	$	7,406
Commissions and bonuses payable		3,012
Accrued expenses		3,402
Sub-advisory fees payable		296
Total liabilities		14,116
Shareholder's Equity		
Common stock, par value $0.01 per share, 1,000 shares authorized, 98 shares issued and outstanding		-
Additional paid-in capital		51,791
Retained (deficit) earnings		(11,335)
Noncontrolling interest in subsidiary		1,151
Accumulated other comprehensive loss		(92)
Total shareholder's equity		41,515
Total liabilities and shareholder's equity	$	55,631

The accompanying notes are an integral part of these consolidated financial statements.

Thrivent Investment Management Inc.
Consolidated Statement of Operations
For the year ended December 31, 2008
(dollars in thousands)

Revenue		
Concessions	$	138,095
Investment advisory fees		54,533
Brokerage commissions		47,787
Distribution fees		25,721
Administration fees		4,581
Investment income, net		3,516
Total revenue		274,233
Expenses		
Commissions and other field expenses		186,318
Compensation and benefits		8,313
Advertising and promotional expense		4,268
Other general and administrative expenses		65,664
Total expenses		264,563
Income before income taxes and noncontrolling interest		9,670
Income tax expense		1,221
Income before noncontrolling interest		8,449
Noncontrolling interest		(10,071)
Net loss	$	(1,622)

The accompanying notes are an integral part of these consolidated financial statements.

Thrivent Investment Management Inc.

Consolidated Statement of Changes in Shareholder's Equity
For the year ended December 31, 2008
(dollars in thousands)

	Additional Paid-In Capital	Retained Earnings (Deficit)	Non-controlling Interest	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2008, restated (see Note 1)	$ 33,785	$ (9,707)	$ 1,080	$ (311)	$ 24,847
Capital contribution	18,000	-	-	-	18,000
Comprehensive income (loss):					
Net loss	-	(1,622)	-	-	(1,622)
Noncontrolling interest	-	-	71	-	71
Other comprehensive income	-	-	-	219	219
Total comprehensive loss					(1,332)
Balance at December 31, 2008	$ 51,785	$ (11,329)	$ 1,151	$ (92)	$ 41,515

The accompanying notes are an integral part of these consolidated financial statements.

Thrivent Investment Management Inc.
Consolidated Statement of Cash Flows
For the year ended December 31, 2008
(dollars in thousands)

Operating activities		
Net loss	$	(1,622)
Adjustments to reconcile net loss to net cash used in operating activities:		
Deferred taxes		(887)
Changes in operating accounts:		
Receivable from affiliates		3,824
Receivable from other entities		660
Investments in Thrivent Mutual Funds		1,023
Income tax recoverable		864
Prepaid expenses		(22)
Other assets		(456)
Accrued expenses		(2,258)
Commissions and bonuses payable		(2,262)
Payable to affiliates		(2,049)
Sub-advisory fees payable		(18)
Change in noncontrolling interest		71
Net cash used in operating activities		(3,132)
Financing activities		
Capital contribution from Holdings		18,000
Increase in cash and cash equivalents		14,868
Cash and cash equivalents:		
Beginning of year		22,403
End of year	$	37,271
Supplemental information		
Cash paid during the year for income taxes	$	3,637
Cash received during the year from income tax refunds	$	2,398

The accompanying notes are an integral part of these consolidated financial statements.